

Mail Stop 3561

October 28, 2008

Via Fax & U.S. Mail

Mr. Richard W. Jackson
Chief Financial Officer
Parks! America, Inc.
3420 Ocean Park Boulevard, Suite 3000
Santa Monica CA 90405

      Re: **Parks! America, Inc.**
              Form 10-KSB for the year ended December 31, 2007
              File No. 000-51254

Dear Mr. Jackson:

We have reviewed your response dated October 2, 2008 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2007

General

1. Please revise and resubmit your response letter dated September 30, 2008 so that it includes the representations requested at the end of our comment letter sent to you May 1, 2008.

2. Please apply the revisions requested in all comments to your amended Form 10-K for the year ended December 31, 2007. Please provide the Staff with a draft of you revised document prior to filing the amendment via EDGAR.

Park Staffing Services and Animal Paradise Acquisitions, page 7

3. With regard to your acquisition of Park Staffing Services, please tell us when you think such financial statements will be available, the number of years you will provide, and how that corresponds to the results of the significance tests.

4. Please confirm to us that you understand that until you file the audited financial statements and pro forma financial information for the required periods, we will not be able to declare registration statements effective and you will not be considered to be in compliance with Item 13 (a) (1) of the Proxy Rules.

5. Refer to our previous comment 5. Your revised disclosure still appears to represent the acquisition of land and fixed assets from Oak Oak as the acquisition of a business from Animal Paradise LLC. Specifically, it is unclear how Animal Paradise is related to Oak Oak, and whether Animal Paradise was operating or was capable of operations at the time of the asset acquisition. From your response to our previous comment 4, it appears that Animal Paradise was not capable of operations and that you acquired only property and inventory. Further, the discussion in your revised disclosure of your inability to obtain information necessary to prepare pro forma financials is inappropriate if you consider the acquisition an asset purchase and not a business acquisition. Finally, your identification of this acquisition as the acquisition of a theme park in Note 1 on page 8 of your Form 10-Q for the quarterly period ended June 30, 2008 in confusing given your assertion that this is the acquisition of assets, and not of a business. Please revise and clarify your disclosure accordingly.

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 14

6. We have reviewed your disclosure in the Form 10-Q for the quarterly period ended June 30, 2008 revised in response to our previous comment 6. Your revised disclosure is still overly general; as such we reissue our previous comment. Please

provide a draft of your revised disclosure for the year ended December 31, 2007 and the most recently quarterly period quantifying the impact of staffing revenues and costs, convenience store revenues and cost, and changes in park revenues. This disclosure should also explain how increases in park admissions increased cost of revenues and how park margins improved.

Liquidity and Capital Resources, page 15

7. Please provide us with an explanation of the difference noted in our previous comment 7. Specifically, please expand the discussion surrounding use of cash for the year ended December 31, 2007 to include all material uses. Your current explanation leaves 33% of cash used unexplained. Further, the discussion of cash balances included on page 21 of your Form 10-Q for the quarterly period ended June 30, 2008 does not explain the use of approximately $271,000 in cash. Please provide us with the explanations and revise your documents, as requested.

Financial Statements

Consolidated Statements of Cash Flow, page F-9

8. Refer to our previous comments 9, 10, and 11. Please revise your statement of cash flow in accordance your response via an amendment to your current Form 10-K. Please provide us with a draft of your revised statement of cash flows prior to filing the amendment.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-7

9. Please confirm to us that you have no long-term contracts under which you earn park staffing revenue. If you do, please tell us the terms of such contracts, how you calculate revenue to be recognized, and how you determine the period in which to recognize such revenue.

10. Please revise your proposed disclosure in response to our previous comment 12 to indicate, if true, that management believes revenue earned from season passes is not *material.*

Note 3. Long Term Debt

11. Refer to our previous comment 14. Please revise your note to present the components of your long term debt in tabular form for clarity. Such a table should present a brief description along with the total amount outstanding for each debt instrument. Further, the table should add each instrument to calculate total long term debt, then subtract the current portion to yield current and long term (net of current portion) amounts that can be tied directly to the financial statements. Your current narrative discussion should follow such tabular presentation. Please provide a draft of your proposed disclosure as of December 31, 2007 and the latest interim balance sheet date.

12. Refer to our previous comment 15. Confirm to us and revise your disclosure to indicate that the entire $200,000 is available for draw at the latest balance sheet date, and that any covenants governing the line of credit are not currently diminishing availability of funds.

13. Refer to our previous comment 16. Please make similar corrections for the year ended December 31, 2007 via your amended Form 10-K.

Note 4. Capital Stock, page F-10

14. Refer to our previous comment 17. Please explain to us your basis in GAAP for assigning no value to the 11,128,000 warrants issued in 2005.

15. Further, please revise the second two paragraphs to indicate the total value recognized as expense in each case.

Note 5. Significant Transactions with Related Parties, page F-11

16. As previously requested in comment 19, please tell us and revise your disclosure to indicate whether any of the counterparties to the no-interest loans are significant shareholders. In addition, please explain to us why APB 21 applies and why SAB Topic 5B does not apply.

Note 6. Sale of Assets and Operations of Crossroads Convenience Center LLC

17. We note your response to our previous comment 23 with regard to the gain/(loss) on the transaction. Your response cites comment 21, in which you disclose the "net proceeds" from the transaction. Please note that "net proceeds" is not equivalent to

gain/(loss) on the transaction. Further, it does not appear that your proposed revised disclosure indicates the gain or loss recorded on each piece of the transaction or how such amount was calculated, as requested in our previous comment 23. As such, we reissue the comment. Please tell us and revise your disclosure to indicate the gain or loss on each piece of the transaction, and how such amounts were determined. Please also indicate how you determined the period(s) in which to recognize such gain or loss.

18. Further, please provide us with tabular calculations showing how you determined the amounts to be presented related to each transaction in the income statement and statement of cash flows.

Note 7 – Purchase of tempSERV Assets, Now Renamed Park Staffing Services, LLC, page F-13

19. Refer to your response to our previous comment 25. Please revise your narrative discussion of consideration paid to list them in order of cash paid, promissory note, and then warrants issued as it appears from your response the warrants issued are contingent consideration.

20. Please confirm to us and revise your disclosure to clarify that the warrants will be issued and *exercisable* based on the achievement of the factors discussed in your revised disclosure.

21. Further, we note that you have named "Intangible Appraisers, Inc." as experts used in the valuation of the warrants issued as consideration. Please note that, should these financial statements be incorporated by reference into any registration statement, a consent from named experts should be filed. Alternatively, you may remove the language suggesting the use of an independent third party in valuation. Refer to Item 601 of Regulation S-K.

22. Please revise your tabular presentation to eliminate the "liabilities assumed" as these liabilities were not liabilities of tempServ when acquired, but were entered into by you as part of the consideration to be paid to CCS. Your current presentation is confusing.

23. Your asset allocation assigns a value of $391,000 to "continuing contracts." Please confirm our understanding that you consider these to be intangible assets subject to amortization. Further, if our understanding is correct, please tell us and revise your footnote to indicate how these were valued and how you determined the appropriate amortization period.

Note 8. Earnings per Share, page F-13

24. Please revise your presentation as proposed in your response to our previous comment 31 both on the face on the income statement and in this note in the amended Form 10-K for the year ended December 31, 2007.

25. Refer to our previous comment 32. Please note that the requested disclosure is required for each year an income statement is presented, and should be presented in your amended Form 10-K for the year ended December 31, 2007.

Item 8A. Controls and Procedures, page 16

26. Please note that two separate evaluations by management are required under this heading: an evaluation of Disclosure Controls and Procedures and an evaluation of Internal Control Over Financial Reporting. In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

27. Further, please revise your proposed disclosure to indicate the specific material weaknesses causing your internal control over financial reporting, and to indicate the remediation efforts you have employed to correct each material weakness.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief